OMV

# News Release



June 30, 2004
12.30pm (UK time) — 1.30pm (CET)

www.omv.com

## OMV acquires OMV ISTRABENZ

- **Purchase of the remaining 50% of OMV ISTRABENZ Holding Plc. shares**
- **Increased efficiency through full integration into the OMV Group**
- **OMV strengthens its position in the Adriatic region**



**Today OMV, Central Europe's leading oil and gas group, purchased the remaining half of the shares in OMV ISTRABENZ Holding Plc., which will now become a wholly-owned subsidiary of OMV. At the same time OMV sold its 25% stake in ISTRABENZ d.d. The value of the combined transaction was EUR 55 million, consisting of a purchase price of EUR 95 mn and a simultaneous sales price of EUR 40 mn for the ISTRABENZ d.d. shares. Approval by the Slovenian competition authority is expected in the third quarter. This step strengthens the position of OMV in the Adriatic region (Slovenia, northern Italy, Croatia, Bosnia and Herzegovina), where it has a market share of 9% in the retail business.**

Since 1992 OMV and ISTRABENZ have been working together within the joint venture OMV ISTRABENZ. "Through the purchase of all of the shares of OMV ISTRABENZ, a basis for further qualitative growth has been established in this region," observes Gerhard Roiss, who is responsible for refining, marketing and petrochemicals and Deputy CEO of OMV. Complete integration into the OMV Group will bring cost synergies in a growing market. This means better integration of product supply and faster adjustment to OMV standards and quality. This will enable OMV to optimally develop the existing potential for further improvement of its market position.



In addition, business cooperation with ISTRABENZ d.d. will remain, particularly regarding supply of liquefied gas, storage of oil products and information technology.

The OMV ISTRABENZ Group sells some 900,000 metric tons of oil products per annum with a workforce of 298 employees, and by May 2004 it operated 228 filling stations – 83 in Italy, 105 in Slovenia, 30 in Croatia and 10 in Bosnia and Herzegovina. Consolidated sales of the Group amount to approximately EUR 380 million per year. The transaction consists of a purchase price of EUR 95 mn, a sales price of EUR 40 mn, thus leading to an overall transaction value of EUR 55 Mio. Following the purchase of the OMV ISTRABENZ share, existing financial liabilities of EUR 80 mn will be consolidated.

OMV ISTRABENZ supplies a market with 17 million inhabitants, whose estimated annual consumption of oil products is around 15 million metric tons.

In purchasing the OMV ISTRABENZ shares, OMV is stepping up the pace in this region, at which it is implementing its strategy of increasing its market share to 20% by 2008. The establishment of OMV's business in the Adriatic region began forcefully with its early entry

into the growth markets of Croatia (1996) as well as Bosnia and Herzegovina (2001). The acquisition of OMV ISTRABENZ now makes it possible to energetically pursue this approach with greater opportunities to influence the way in which things develop.

The headquarters of the company will continue to be in Koper, Slovenia. From there, OMV will increase its efforts of expanding the network of filling stations and undertake further investments. OMV will use options for growth, which includes options for further acquisitions. Furthermore, OMV intends to step up the existing business, especially by enhancing service quality in the filling stations.

Furthermore OMV is able to capitalize on its potential in the commercial business by supplying fuel oil products to the market, as well as quality fuels for international key account customers. In addition, OMV participates in the expanding business of quality lubricants.

**Notes to editors:**

OMV Aktiengesellschaft, with Group sales of EUR 7.64 billion and 6,137 employees in 2003, and a current market capitalization of EUR 4.2 billion, is Austria´s largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in 12 CE countries in Refining and Marketing (R&M). OMV has set a goal of doubling its 2001 market position from 9% in 2001 to 20% by 2008. In Exploration and Production (E&P) OMV is active in 16 countries on five continents and plans to double its oil and gas production to 160,000 boe/d by 2008. In the Gas segment, OMV has storage facilities as well as a 2000 km pipeline system and transports 41 bcm annually to countries like Germany or Italy. The OMV Group also operates integrated chemical and petrochemical plants and holds a 25% stake in Borealis A/S, one of the world´s leading polyolefins producers. Other important holdings are: 50% of EconGas GmbH, 45% of the BAYERNOIL-Raffinerieverbund, 9% in the Hungarian petroleum company MOL, and 25.1% in The Rompetrol Group, the largest private oil company in Romania.

**OMV ISTRABENZ Holding Plc./OMV ISTRABENZ, holdinska druzba, d.d.**
OMV ISTRABENZ Holding Plc. is headquartered in Koper, Slovenia, and owns 100% of OMV ISTRABENZ d.o.o., Zagreb, OMV ISTRABENZ BiH d.o.o. and OMV Italia S.r.l. It has a 90% stake in the Slovenian company OMV ISTRABENZ trgovina z naftimi derivati d.o.o., the remaining 10% of which is owned by INA. The OMV ISTRABENZ Group annually sells approx. 900,000 metric tons of oil products, has a workforce of 298 employees and operates 228 filling stations – 105 in Slovenia, 83 in Italy, 30 in Croatia and 10 in Bosnia and Herzegovina.

**— Ends —**


For further information, please contact:

**OMV**

| | |
|---|---|
| Brigitte H. Juen, Investor Relations | Tel. +43 (1) 40 440-21622; e-mail: investor.relations@omv.com |
| Bettina Gneisz, Press Office | Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com |
| Thomas Huemer, Press Office | Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com |
| Internet home page: | http://www.omv.com |

**Cubitt Consulting**

| | |
|---|---|
| Noga Villalón, London, Investors | Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com |
| Simon Barker, London, Press | Tel. +44 (207) 367-5119; e-Mail: simon.barker@cubitt.com |
| Mark Kollar, New York | Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com |


Next result announcement **January–June and Q2 2004** on August 17, 2004